July 22, 2009
Mail Stop: 3010
Ms. Jessica Barberich
United States Securities and exchange commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Del Taco Restaurant Properties I Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 11, 2009 Form 10-Q for Quarterly Period Ended March 31, 2009 Filed May 15, 2009 File No. 000-16191
Dear Ms. Barberich,
Del Taco Restaurant Properties I (the “Company”) is in receipt of the Staff’s letter dated July 14, 2009 regarding the Staff’s review of and comments on the Company’s Form 10-K and Form 10-Q filings referenced above. For your convenience, we have restated the Staff’s comments in bold in this letter and have provided the Company’s response below each comment.
Comment:
1. We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please file an amendment to your Form 10-K to include the introductory language addressing internal control over financial reporting as required in paragraph 4. The amendment should include the entire report and new, corrected certifications as set forth in Item 601(b)(31) of Regulation S-K. Please also amend your Form 10-Q for the quarter ended March 31, 2009.
Response:
We have filed the requested amendments to Form 10-K and Form 10-Q to comply with the Exchange Act Rules.
We hereby acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me with any questions or comments you may have.
Sincerely,
DEL TACO RESTAURANT PROPERTIES I
(a California limited partnership)
Steven L. Brake
Treasurer